Prospectus Filed Pursuant to Rule 424(b)(3)
                   relating to Registration Statement No. 33-9344

                               PROSPECTUS

                         PUBLICKER INDUSTRIES INC.

                     1,082,420 Shares of Common Stock,
                     issuable upon exercise of Warrants
                                    and
                     1,228,800 Shares of Common Stock,
                     issuable upon exercise of Warrants


               Publicker Industries Inc., a Pennsylvania corporation
          (the "Company"), hereby offers 1,082,420 shares of common stock of the Company, par value $.10 per share (the "Common Stock"), to the holders of its outstanding Common Stock Purchase Warrants (the "Common Stock Purchase Warrants"). The Common Stock Purchase Warrants were part of the Units, each consisting of $1,000 principal amount of 13% Subordinated Notes due December 15, 1996 (the "Notes") and 120 Warrants, originally sold by the Company pursuant to an underwritten public offering which commenced on December 17, 1986 (the "1986 Offering"). The Company also hereby offers 1,228,800 shares of Common Stock to the holders of certain warrants (the "Underwriter's Warrants") originally issued to the underwriter in connection with the 1986 Offering. The Common Stock Purchase Warrants and Underwriter's Warrants are collectively referred to herein as the "Warrants."

               Prior to a modification of the Warrants approved by the Company's shareholders on July 2, 1997 (the "Warrant Modification"), each Common Stock Purchase Warrant and Underwriter's Warrant entitled the holder thereof to purchase
          1.024 shares of Common Stock for $1.95 per share (subject to adjustment in certain circumstances), and unless exercised, was to have expired at 5:00 p.m., New York City time, on December 15, 1996 (December 17, 1996 in the case of the Underwriter's Warrants) and thereafter was to have been void.


                          (Continued on next page)




          SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




               Under the terms of the Warrant Modification, in order to retain the Common Stock Purchase Warrants and Underwriter's Warrants, each holder must exercise at any time after August 14, 1997 but prior to 5:00 p.m., New York City time, on September 15, 1997
         (the "Qualifying Exercise Expiration Date"), at the current exercise price of $1.95 per share of Common Stock, at least twenty-five percent (25%) (the "Requisite Percentage") of the Common Stock Purchase Warrants and Underwriter's Warrants owned by such holder as of December 15, 1996 (December 17, 1996, in the case of the Underwriter's Warrants). Any holder of Common Stock Purchase Warrants or Underwriter's Warrants who exercises the Requisite Percentage of such holder's Warrants in accordance with the foregoing, will retain the remaining Warrants held by such holder, as modified. If a holder of Common Stock Purchase Warrants or Underwriter's Warrants fails to exercise the Requisite Percentage of such Warrants prior to the Qualifying Exercise Expiration Date, all of such holder's Common Stock Purchase
          Warrants and Underwriter's Warrants will thereafter be void. For this purpose, an individual who holds warrants in more than one capacity (e.g., as a fiduciary or on behalf of an individual retirement account)is a separate holder in each such capacity.

               The Warrant Modification will result in the following changes to the unexercised Common Stock Purchase Warrants and Underwriter's Warrants (i.e., the 75% balance of the Warrants owned as of December 15, 1996 or December 17, 1996, as the case may be) (the "Remaining Modified Warrants"):

                    Five-Year Extension. The expiration date of the Remaining Modified Warrants will be extended to 5:00 p.m., New York City time, on July 2, 2002.

                    Increased Exercise Price. The exercise price of the Remaining Modified Warrants will increase from $1.95 per share to $2.00 per share initially, with additional annual increases through July 2, 2002 to a maximum of $2.40 per share of Common Stock (in each case, subject to adjustment in certain circumstances).

          Except as set forth above, all other terms and conditions of the Common Stock Purchase Warrants and Underwriter's Warrants will remain in effect. See "DESCRIPTION OF SECURITIES -- WARRANTS."

               The Warrants may be exercised upon surrender of the certificate for such Warrants at the offices of the Company, serving as its own warrant agent (the "Warrant Agent"), in Fairfield, Connecticut, with the Purchase Form on the reverse side of the warrant certificate filled out and executed as indicated thereon, accompanied by payment of the full applicable aggregate exercise price in cash or by certified or official bank check, or any combination thereof, for the number of Warrants being exercised.

               The Company's Common Stock is traded on the over-the-counter ("OTC") Bulletin Board (trading symbol: "PLKR"), and the Warrants are traded on the over-the-counter market. On August 13, 1997, the last reported sale price for the Common Stock as reported by the OTC Bulletin Board was $1.53. There is no established public trading market for the Warrants. See "DESCRIPTION OF SECURITIES."

               The Common Stock issuable upon exercise of Warrants is being offered directly by the Company, without an underwriter. The Company will receive proceeds upon the exercise of Warrants, but will not receive any proceeds from the resale or sale by the holders thereof of the shares of Common Stock issuable upon exercise by them of Warrants.

                    The date of this Prospectus is August 14, 1997.

             AVAILABLE INFORMATION

               The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities, reference is made to the Registration Statement.

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, information statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements, information statements and other information can be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities maintained at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains an Internet WebSite at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. In addition, such reports, proxy statements, information statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

               The Company's Common Stock is traded on the OTC
          Bulletin Board and its Warrants are traded from time to time in the over-the-counter market.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               Incorporated herein by reference and made a part of the Registration Statement are:

                (1)the descriptions of the Company's Common Stock and associated rights to purchase preferred stock which are contained in a Registration Statement filed pursuant to the Exchange Act, and any amendments or reports filed for the purpose of updating such description,

                (2)the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Amendments No. 1 and 2 thereto,

                (3)the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, all of which documents are on file with the Commission.

               All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

               The Company will provide without charge to each person (including any beneficial owner) to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of each document incorporated herein by reference. Requests for such copies should be directed to Antonio L. DeLise, Vice President and Secretary, Publicker Industries Inc., One Post Road, Fairfield, Connecticut 06430, telephone (203) 254-3900.

                                THE COMPANY

               Publicker Industries Inc. operates in two business segments: manufacturing and services. The Company's manufacturing segment consists of one subsidiary company -- Greenwald Industries, Inc. ("Greenwald"). Greenwald designs and manufactures coin meter systems used primarily in the commercial laundry appliance industry. The Company's services segment consists of one subsidiary company -- Orr-Schelen-Mayeron & Associates, Inc. ("OSM"). OSM provides general engineering, design and architectural services. As used herein, the term "Company" means Publicker Industries Inc. and its consolidated subsidiaries, unless the context indicates otherwise. The Company's principal executive offices are located at One Post Road, Fairfield, Connecticut 06430, telephone (203) 254-3900.

                                RISK FACTORS

               Prospective investors should carefully consider the specific factors set forth below as well as the other information included in this Prospectus before deciding to invest in the Company's Common Stock.

               Ability to Consummate an Acquisition. The Company has identified its primary objective for 1997 to be the identification of one or more suitable acquisition candidates. The Company has not yet identified any potential acquisition candidates or determined the amount or source of any indebtedness which would be incurred to finance future acquisitions. There can be no assurance that the Company will be successful in its strategy to identify, finance and consummate an acquisition.

               Losses from Continuing Operations. The Company incurred losses from continuing operations in fiscal years 1996, 1995 and 1994 of approximately $3.7 million, $5.3 million and $5.1 million, respectively. The Company incurred a loss from continuing operations of $984,000 for the six month period ended June 30, 1997. There can be no assurance that the Company will not incur losses in the future.

               Absence of a Public Market.  The Company's Common
          Stock is traded on the OTC Bulletin Board but is not listed on a national securities exchange. There can be no assurance that an active trading market for the Common Stock will develop or be sustained.

               Technological Obsolescence. Greenwald designs and manufactures mechanical coin meter systems used primarily in the commercial laundry appliance industry. Greenwald is vulnerable to the potential obsolescence of the coin handling equipment that it manufactures, as advances are made towards the development of equipment utilizing electronic and smart card technologies.

               Dependence on Key Personnel. The Company's OSM subsidiary is dependent in large part on the continued services of its key management and engineering personnel and on its ability to continue to attract, motivate and retain highly qualified personnel in those areas. The inability to hire and retain such personnel could have an adverse effect upon the Company's business, financial condition and results of operations.

               Dependence on Midwest Markets. OSM provides its services primarily for customers in the construction industry located in the Midwest (principally Minnesota). Its performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy, and, in particular, the construction industry, in these markets could have an adverse effect upon the Company's business, financial condition and results of operations.

               Anti-Takeover Provisions. The Company's rights plan, its ability to issue up to 700,000 shares of Class A Preferred Stock, in one or more series, and to fix the rights, preferences, privileges and restrictions, including voting rights of such shares of Class A Preferred Stock without any further vote or action by the holders of the Common Stock and certain rights of holders of Common Stock under Pennsylvania law to receive the fair value of their shares upon the occurrence of a change of control could have the effect of delaying, deferring or preventing a change of control of the Company. See "DESCRIPTION OF
          SECURITIES -- CAPITAL STOCK."

                              USE OF PROCEEDS

               Under the terms of the Warrant Modification, in order to retain the Common Stock Purchase Warrants and Underwriter's Warrants, each holder must exercise at any time after August 14, 1997 but prior to the Qualifying Exercise Expiration Date, at the current exercise price of $1.95 per share of Common Stock, at least the Requisite Percentage of the Common Stock Purchase Warrants and Underwriter's Warrants owned by such holder as of December 15, 1996 (December 17, 1996, in the case of the Underwriter's Warrants). If all holders of Warrants were to exercise the Requisite Percentage of Warrants at the current exercise price of $1.95 per share, the Company would realize proceeds of approximately $1.1 million for the issuance of 577,805 shares of Common Stock. If all the Remaining Modified Warrants were exercised, the Company would receive additional proceeds of between approximately $3.5 million (if all Remaining Modified Warrants were exercised prior to July 2, 1998) and approximately $4.2 million (if all Remaining Modified Warrants were exercised during the year ending July 2, 2002). There can be no assurance that any Warrant will be exercised or that the Company will realize any proceeds upon the exercise of Warrants.

               Because the Company does not know when it will receive any proceeds from the exercise of Warrants, or the amount of any proceeds it may receive, the Company has not dedicated such proceeds to any particular use and intends to add any such proceeds to working capital.

               Until used, the Company intends to invest such proceeds in government securities, certificates of deposit, commercial paper, and other short-term investments.

                            PLAN OF DISTRIBUTION

               The shares of Common Stock underlying the Warrants are being offered directly by the Company, without an underwriter, and the holders of such Warrants may purchase shares of Common Stock directly from the Company upon the exercise of the respective Warrants in the manner described under "DESCRIPTION OF
          SECURITIES."

                         DESCRIPTION OF SECURITIES

          Exercise of Warrants

          Outstanding Common Stock
          Purchase Warrants. . . . . . . . .  .1,057,050, each of which entitles the holder thereof to purchase
                                               1.024 shares of Common Stock


          Outstanding Underwriter's Warrants . 1,200,000, each of which entitles the holder thereof to purchase
                                               1.024 shares (subject to
                                               adjustment in certain
                                               circumstances) of Common Stock


          Exercise Price of Warrants . . . . ..          Exercise Price
                                                           per Share of
                                          Period         Common Stock(1)
                                  On or prior to the
                                   Qualifying Exercise
                                   Expiration Date            $1.95
                                  Qualifying Exercise
                                   Expiration Date
                                   - July 2, 1998             $2.00
                                  July 3, 1998-July 2, 1999   $2.10
                                  July 3, 1999-July 2, 2000   $2.20
                                  July 3, 2000-July 2, 2001   $2.30
                                  July 3, 2001-July 2, 2002   $2.40


          Expiration Date of
          Warrants . . . . . . . . . . . . . . 5:00 P.M., New York City Time, on
                                               July 2, 2002


          Shares Outstanding

          Shares Outstanding as of
          July 31, 1997. . . . . . . . . . . . 13,562,685 (2)


          Shares Outstanding After
          Offering . . . . . . . . . . . . . . 15,873,905 (3)



          (1) Subject to adjustment in certain circumstances. See "DESCRIPTION OF SECURITIES -- WARRANTS".

          (2) Excludes up to 3,279,000 shares of Common Stock as to which options have been or may be issued under the Company's 1991 Stock Option Plan, 1993 Long-Term Incentive Plan and Non-Employee Director Stock Option Plan and up to 600,000 shares of Common Stock which may be issued pursuant to certain other options (collectively, the "Option Shares"). Also excludes shares of Common Stock issuable upon exercise of Warrants.

          (3) Assumes that the Common Stock Purchase Warrants and Underwriter's Warrants are fully exercised. Excludes the Option Shares.

          Capital Stock

               The Company is authorized to issue 40,000,000 shares of Common Stock, par value $.10 per share, 136,566 shares of Preferred Stock and 1,000,000 shares of Class A Preferred Stock. As of June 30, 1997, no shares of Preferred Stock or Class A Preferred Stock were outstanding; however, 300,000 shares of the Company's Class A Preferred Stock, First Series, without par value, have been authorized and reserved for issuance in connection with the preferred stock purchase rights described below.

               Each share of Common Stock is entitled to one vote upon all matters on which shareholders are entitled to vote. Such holders are entitled upon liquidation to receive pro rata the assets of the Company remaining after the satisfaction of corporate liabilities and the payment of the liquidation preference of any Preferred Stock or Class A Preferred Stock that may be outstanding. The Common Stock has no preemptive rights.

               Under Section 2541 et seq. of the 1988 Pennsylvania
          Business Corporation Law (the "B.C.L.") holders of Common Stock will be entitled, under certain circumstances, to receive the fair value of their shares from a controlling person or group. These rights are conditioned upon, among other things, (i) the occurrence of a control transaction, which is the acquisition by the controlling person or group of voting power over at least twenty percent of the shares entitled to vote in an election of directors; (ii) demand being timely made by the shareholder and
          (iii) the surrendering by the shareholder of his shares to the controlling person or group. Section 2541 et seq. of the B.C.L. does not apply to certain aggregations of voting rights which occurred prior to January 1, 1983.

               Under the terms of the Company's Restated and Amended Articles of Incorporation, so long as any Preferred Stock is outstanding, no dividend may be declared or distribution made (by purchase, redemption, payment to any sinking fund or otherwise) on the Common Stock (other than a dividend or distribution in stock junior to the Preferred Stock) unless (a) all dividends shall have been paid and sinking fund payments made on the Preferred Stock;
          (b) after giving effect to the payment of the proposed dividends or distribution, the aggregate of all dividends and distributions on the Common Stock subsequent to December 31, 1944, plus all dividends paid or accrued and sinking fund payments made or due on the Preferred Stock and any stock ranking prior to or on a parity with the Preferred Stock subsequent to December 31, 1944, shall not exceed the sum of the consolidated net earnings subsequent to December 31, 1944, plus the aggregate net cash consideration received from the sale of any stock ranking junior to the Preferred Stock subsequent to December 31, 1944; and (c) after giving effect to the payment of the proposed dividend or distribution, the consolidated net current assets shall be at least $10,000,000. At June 30, 1997, the Company had consolidated net current assets, as defined in the Company's Articles of Incorporation, of $13,269,000.

               The Company may issue Class A Preferred Stock in series having whatever rights and preferences the Board of Directors may determine. One or more series of Class A Preferred Stock may be made convertible into Common Stock at rates determined by the Board of Directors, and Class A Preferred Stock may be given priority over the Common Stock in payment of dividends, rights on liquidation, voting and other rights. The Company has not issued any Class A Preferred Stock and has no present plans to issue any Class A Preferred Stock; however, the Company has reserved 300,000 Shares of Class A Preferred Stock, designated "First Series," for issuance upon exercise of the Rights described below. Class A Preferred Stock may be issued from time to time upon authorization of the Board of Directors without action of the shareholders.

               On August 9, 1988, the Board of Directors of the
          Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on August 23, 1988. Each Right, the terms of which are set forth in a Rights Agreement (the "Right Agreement") dated as of August 9, 1988 between the Company and Mellon Financial Services Corporation, entitles the registered holder thereof until August 8, 1998 (unless earlier exercised by the holder or redeemed by the Company) to purchase from the Company, at a price of $7.50 (the "Purchase Price"), subject to adjustment, one-hundredth of a share of the Company's Class A Preferred Stock, First Series. The Rights will be evidenced by the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) the tenth day after a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of stock representing 20% or more of the voting power of the Company or
          (ii) the tenth day after the commencement or announcement of a tender offer or exchange offer by a person or group other than the Company if, upon consummation of such offer, such person or group would beneficially own stock representing 30% or more of such voting power (the earlier of (i) or (ii) being called the "Distribution Date"). Except as otherwise determined by the Board of Directors, and except in connection with the exercise of warrants (including the Warrants) and employee stock options and in connection with convertible securities, any of which are outstanding on the Distribution Date, only Common Stock issued prior to the Distribution Date will be issued with Rights.

               In the event that (i) an Acquiring Person, or persons affiliated or associated with it, engages in one of a number of self-dealing transactions with the Company specified in the Rights Agreement, or (ii) a person, together with persons affiliated or associated with it, becomes the beneficial owner of 30% or more of the outstanding Common Stock, or (iii) the Company is the surviving corporation in a merger with an Acquiring Person (or an affiliate or associate of an Acquiring Person) and its Common Stock is not changed or exchanged, or (iv) if there is an Acquiring Person, and any reclassification of securities (including any reverse stock split), recapitalization of the Company, merger or consolidation involving the Company or any Subsidiary, or any other transaction other than a transaction described below which has the effect of increasing by more than 1% the proportionate shares of equity securities or securities convertible into equity securities of the Company held by an Acquiring Person (or affiliate or associate of it), proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances as determined by the Company, other securities, cash, or other property) having a value equal to a multiple (calculated in accordance with the Rights Agreement) of the Purchase Price. Notwithstanding the foregoing, any Rights beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person, or a transferee of a person who is or, in certain circumstances, becomes an Acquiring Person, shall become null and void upon the first occurrence of an event described in this paragraph and no holder of such Rights shall have any right with respect to such Rights from and after such occurrence.

               In the event that, following the Distribution Date, the Company (i) engages in a merger or other business combination transaction with another person in which the Common Stock is changed, or exchanged, or (ii) sells or transfers 50% or more of its assets or earning power to another person, proper provision shall be made so that each holder of a Right (other than Rights that theretofore become null and void as described in the preceding paragraph) shall thereafter have the right to receive, upon exercise thereof, common stock of such other person (or in certain circumstances one of its affiliates) having a value equal to a multiple (calculated in accordance with the Rights Agreement) of the Purchase Price.

               The Class A Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and subordinate to other series of the Company's Preferred Stock. Each share of the Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared with respect to each share of the Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferred liquidation payment of $750.00 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of the Common Stock. Each share of the Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, it is required that provision be made so that each share of the Preferred Stock will receive 100 times the amount received per share of the Common Stock. Fractional shares of the Preferred Stock in integral multiples of one one-hundredth of a share will be issuable; however, to facilitate trading of such fractional interests, it is presently intended that depositary receipts will be made available.

               The overall effect of the Rights, the undesignated voting rights of Class A Preferred Stock and of the rights of the holders of Common Stock under Sections 2541 et seq. of the B.C.L. to receive the fair value of their shares upon the occurrence of a control transaction within the meaning of such section will render more difficult the accomplishment of mergers or the assumption of control by a principal shareholder, and thus make more difficult the removal of current management.

          Warrants

               The Warrants were issued by the Company in December
          1986. The Common Stock Purchase Warrants were originally attached to $30,000,000 principal amount of the Notes of the Company, such securities having been issued in Units each consisting of $1,000 principal amount of Notes and 120 Warrants, each exercisable for one share of Common Stock (as then constituted). The Underwriter's Warrants were issued to the Underwriter in connection with the offering of the Units. All of the Warrants are now transferable separately from the Notes.

               Pursuant to the "anti-dilution" provisions and the "re-set" provision of the Warrants, adjustments were made in the number of shares of Common Stock purchasable upon their exercise and the purchase price per share. As a result of these adjustments, prior to the Warrant Modification, the holder of each Warrant was entitled to purchase 1.024 shares of Common Stock of the Company pursuant to the terms set forth on such Warrant at $1.95 per share.

               The Warrants, unless exercised, were to have expired at 5:00 p.m., New York City time, on December 15, 1996
          (December 17, 1996, in the case of the Underwriter's Warrants) and thereafter were to have been void.

               Under the terms of the Warrant Modification, in order to retain the Common Stock Purchase Warrants and Underwriter's Warrants, each holder must exercise at any time after August 13, 1997 but prior to the Qualifying Exercise Expiration Date, at the current exercise price of $1.95 per share of Common Stock, at least the Requisite Percentage of the Common Stock Purchase
          Warrants and Underwriter's Warrants owned by such holder as of December 15, 1996 (December 17, 1996, in the case of the Underwriter's Warrants). Any holder of Common Stock Purchase Warrants and Underwriter's Warrants who exercises the Requisite Percentage of such holder's Warrants in accordance with the foregoing, will retain the remaining Warrants held by such holder, as modified. If a holder of Common Stock Purchase Warrants or Underwriter's Warrants fails to exercise the Requisite Percentage of such Warrants prior to the Expiration Date, all of such holder's Common Stock Purchase Warrants and Underwriter's Warrants will thereafter be void. For this purpose, an individual who holds warrants in more than one capacity (e.g., as a fiduciary or on behalf of an individual retirement account) is a separate holder in each such capacity.

               The Warrant Modification will result in the following changes to the Remaining Modified Warrants (i.e., the 75% balance of the Warrants owned as of December 15, 1996 or December 17, 1996, as the case may be):

                (a)Five-Year Extension.  The expiration date
               of the Remaining Modified Warrants will be extended to 5:00 p.m., New York City time, on July 2, 2002.

                (b)Increased Exercise Price.  The exercise
               price of the Remaining Modified Warrants will increase from $1.95 per share to the exercise price set forth below for the applicable period:

                                             Exercise Price per Share
                           Period                of Common Stock(1)

                 Qualifying Exercise Expiration
                    Date - July 2, 1998                  $2.00
                 July 3, 1998 - July 2, 1999             $2.10
                 July 3, 1999 - July 2, 2000             $2.20
                 July 3, 2000 - July 2, 2001             $2.30
                 July 3, 2001 - July 2, 2002             $2.40


          (1)  Subject to adjustment in certain circumstances.

          Except as set forth above, all other terms and conditions of the Common Stock Purchase Warrants and Underwriter's Warrants will remain in effect.

               The Warrants can be exercised by surrendering to the Company at the principal office of the Warrant Agent a Warrant certificate signed by the Warrantholder or his duly authorized agent indicating such Warrantholder's election to exercise all or a portion of the Warrants evidenced by such certificate. Surrendered Warrant certificates must be accompanied by payment of the full applicable aggregate exercise price of the Warrants to be exercised, which payment may be made in the form of a certified or official bank check, or any combination thereof. The Common Stock Purchase Warrants provide that the exercise price therefor may be paid by the surrender of Notes (including accrued interest, if applicable). The Notes are no longer outstanding and, accordingly, the exercise price of Common Stock Purchase Warrants may no longer be paid by the surrender of Notes to the Company.

               Upon surrender of the Warrants and payment of the aggregate applicable exercise price, the Company shall deliver or cause to be delivered, to or upon the written order of the exercising Warrantholders, certificates representing the number of shares of Common Stock so purchased. If fewer than all of the Warrants evidenced by any certificate are exercised, the Warrant Agent shall deliver to the exercising Warrantholder a new Warrant certificate representing the unexercised Warrants.

               The number of shares purchasable upon the exercise of the Warrants and the purchase price per share are subject to further adjustment in certain events, including the payment of stock dividends, certain distributions of evidences of indebtedness of the Company or of assets, and certain changes in the Common Stock. The Company will not issue fractional shares of Common Stock upon the exercise of Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable.
               Any or all of the Common Stock Purchase Warrants are
          redeemable at the option of the Company at any time at $1.25 per
          Common Stock Purchase Warrant except that no such redemption may be made unless the closing price for the Common Stock has been at least 150% of the exercise price of the Warrants on any 20 trading days within a period of 30 consecutive trading days ending no more than five days prior to the date of the notice of redemption. Selection of Common Stock Purchase Warrants to be redeemed will be made by the Warrant Agent in such manner as it deems in its discretion to be fair and appropriate. At least 30 days prior to the redemption date, the Company will mail notice to each holder of a Common Stock Purchase Warrant which has been called for redemption and will publish notice in the Wall Street Journal (National Edition) or, if such edition is no longer published, then in a newspaper of general circulation in New York City no more than 60 nor less than 30 days prior to the mailing of notice to the holders. Any Common Stock Purchase Warrant so redeemed may be exercised until the close of business on the business day 15 days preceding the redemption date specified in such notice of redemption.

          Transfer Agent, Registrar, and Warrant Agent

               The Company serves as the Warrant Agent. The transfer agent and registrar for the Company's Common Stock and Preferred Stock is Continental Stock Transfer & Trust Company, New York, New York.

                                  EXPERTS

               The financial statements included in the Company's
          1996 Annual Report on Form 10-K and incorporated by reference in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

                                  LEGALITY

               The legality of the Common Stock being offered by this Prospectus is being passed upon by Schnader, Harrison, Segal & Lewis, 1600 Market Street, Philadelphia, Pennsylvania 19103.

                 INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Article V of the registrant's By-Laws provides for both the limitation of the monetary liability of the directors of the registrant and for the indemnification of directors, officers and other persons.

               A director will not be held personally liable to the registrant, its stockholders or third parties for monetary damages as a consequence of any act or omission unless the director both
          (i) breached or failed to perform the duties of his or her office under Pennsylvania Law and (ii) the breach or failure constituted self dealing, willful misconduct or recklessness.

               In addition, a director, officer, or at the Board's discretion, employee or other person who is or was serving in any capacity at the request of or for the benefit of the registrant, will be indemnified and held harmless by the registrant for all actions taken by him or her and for all failures to take action to the fullest extent permitted by Pennsylvania Law against all expenses, liability and loss (including without limitation attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such director, officer or other person in connection with any threatened, pending or completed action, suit or proceeding (including an action, suit or proceeding by or in the right of the registrant), whether civil, criminal, administrative or investigative. No indemnification is permitted where the act or failure to act by the person seeking to be indemnified constitutes willful misconduct or recklessness as determined by a court of competent jurisdiction.

               The registrant currently maintains directors' and officers' liability insurance providing for coverage of up to $15,000,000. The Company's assets and equity, however, may be called upon to provide indemnification to officers and directors to the extent any indemnified amount exceeds the registrant's liability insurance limit, or to the extent any matter required to be indemnified by the by-law provision falls outside the scope of the policy's coverage.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.




                             TABLE OF CONTENTS


                                   Page
          Available Information. . . . . . . . . .         3
          Incorporation of Certain
             Documents by Reference. . . . . . . .         3
          The Company. . . . . . . . . . . . . . .         4
          Risk Factors . . . . . . . . . . . . . .         4
          Use of Proceeds. . . . . . . . . . . . .         5
          Plan of Distribution . . . . . . . . . .         5
          Description of Securities. . . . . . . .         6
          Experts. . . . . . . . . . . . . . . . .         11
          Legality . . . . . . . . . . . . . . . .         11
          Indemnification. . . . . . . . . . . . .         11

                            ___________________

               No dealer, salesman, or any
          other person has been authorized to
          give any information or to make any
          representations or projections of
          future performance other than those
          contained in this Prospectus, and any
          such other information, projections,
          or representations if given or made
          must not be relied upon as having
          been so authorized.  The delivery of
          this Prospectus or any sale hereunder
          at any time does not imply that the
          information herein is correct as of
          any time subsequent to its date.
          This Prospectus does not constitute
          an offer to sell or a solicitation of
          an offer to buy any of the securities
          offered hereby in any jurisdiction to
          any person to whom it is unlawful to
          make such offer or solicitation.








                         PUBLICKER INDUSTRIES INC.



                             _________________

                            1,082,420 Shares of
                           Common Stock, issuable
                         upon exercise of Warrants

                            1,228,800 Shares of
                           Common Stock, issuable
                         upon exercise of Warrants






                           _____________________

                                 PROSPECTUS

                            ____________________


                             August 14, 1997